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                                                             FILE NO.
                                                             070-06322



                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 22977
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2002





                                    CONTENTS


                                                                   Page

Statements of Transfer Fee Billings                                  1

Summary of Costs Incurred                                            2

Rail Car Maintenance Facility
  Report for the Year 2002                                       (Attachment)



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                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                       STATEMENTS OF TRANSFER FEE BILLINGS
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2002
                                       October 2002                   November 2002                      December 2002
                             ------------------------------   ------------------------------   -------------------------------
                                                   Billings                         Billings                          Billings
                               Tons   Unit Price   Amount     Tons     Unit Price   Amount     Tons     Unit Price    Amount
                               ----   ----------   --------   ----     ----------   --------   ----     ----------    --------
                                      (per ton)     (000)              (per ton)     (000)              (per ton)      (000)
SERVICE TO AFFILIATES

    Tanners Creek. . . . . .    75,967   $1.23      $   93       54,033   $1.79      $   96       58,127   $1.37       $   80

    Rockport Plant . . . . .   844,553   $1.23       1,038      772,784   $1.79       1,382      934,564   $1.37        1,280


SERVICE TO NON-AFFILIATES. .   451,329   $1.08         487      509,495   $0.97         494      544,089   $1.04          566
-------------------------    ---------              ------    ---------              ------    ---------               ------

    TOTAL. . . . . . . . . . 1,371,849              $1,618    1,336,312              $1,972    1,536,780               $1,926
                             =========              ======    =========              ======    =========               ======


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

                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                            SUMMARY OF COSTS INCURRED
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2002
                                                           Three
                                                           Months
                        October    November    December    Ended
                         2002        2002        2002    12/31/02
                        -------    --------    --------  --------
                                 (in thousands)
Labor. . . . . . . . .  $  397      $  401      $  728    $1,526
Benefits . . . . . . .     202         190         200       592
Operating Materials. .     227          40         318       585
Maintenance -
 Materials and Service    (342)       (304)        (55)     (701)
Other Billed Services.       3           6          13        22
Taxes Other Than . . .
 Income Tax                 75          77          47       199
Rentals. . . . . . . .     552         577         577     1,706
Depreciation . . . . .       9           9           9        27
Normalization. . . . .     (23)        865        (477)      365
Other. . . . . . . . .     525         108         611     1,244
                        ------      ------      ------    ------

          Total. . . .  $1,625      $1,969      $1,971    $5,565
                        ======      ======      ======    ======



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                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                          RAIL CAR MAINTENANCE FACILITY
                         ANNUAL REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 22977 and 25427
                      FOR THE YEAR ENDED DECEMBER 31, 2002















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

                               OHIO POWER COMPANY
                               COOK COAL TERMINAL
                          RAIL CAR MAINTENANCE FACILITY
                    STATEMENT OF BILLINGS AND COSTS INCURRED
                                FOR THE YEAR 2002
                                 Affiliated  Unaffiliated   Total
                                 ----------  ------------  -------
                                            (in thousands)

Revenues:
  Indiana Michigan Power Company.  $2,083       $ -        $2,083
  Ohio Valley Electric Company. .     260         -           260
  Unaffiliated Companies. . . . .    -           1,370      1,370
                                   ------       ------     ------

    Total Revenues. . . . . . . .   2,343        1,370      3,713
                                   ------       ------     ------

Cost of Sales:

  Labor . . . . . . . . . . . . .     202          291        493
  Material. . . . . . . . . . . .   1,610          418      2,028
  Overheads . . . . . . . . . . .     531          661      1,192
                                   ------       ------     ------

    Total Cost of Sales . . . . .   2,343        1,370      3,713
                                   ------       ------     ------

Gross Margin. . . . . . . . . . .  $ -          $ -        $ -
                                   ======       ======     ======

Affiliated work is recognized as revenue and billed one month after the costs are incurred. Work for unaffiliated companies is recognized as revenue one month after the costs are incurred, but billed when the work is completed.



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